

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2024

Damien Lamendola
Chief Executive Officer
Marpai, Inc.
615 Channelside Drive, Suite 207
Tampa, Florida 33602

Re: Marpai, Inc.
Registration Statement on Form S-1
Filed December 23, 2024
File No. 333-284019

Dear Damien Lamendola:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Sawicki at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Ron Ben-Bassat, Esq.